SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549



                          FORM 11-K





ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934





For the fiscal year ended December 31, 1999





Commission file number 1-13159





A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  ENRON CORP. SAVINGS PLAN



B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         ENRON CORP.
                      1400 Smith Street
                    Houston, Texas  77002

                  ENRON CORP. SAVINGS PLAN



                                                       Page

Reports of Independent Public Accountants                3

Financial Statements:

  Statements of Net Assets Available for
   Benefits as of December 31, 1999 and 1998             5
  Statement of Changes in Net Assets Available
   for Benefits for the Year Ended December 31, 1999     6

Notes to Financial Statements                            7


Supplemental Schedules:
  Schedule H - Line 4(i) - Schedule of Assets Held
   for Investment Purposes as of December 31, 1999      13
  Schedule H - Line 4(j) - Schedule of Reportable
   Transactions for the Year Ended December 31, 1999    16
  Self-Directed Brokerage Accounts - Schedule of
   Assets                                               17

Signatures                                              18

Consents of Independent Public Accountants              19

               Report of Independent Auditors

Administrative Committee of
Enron Corp. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Enron Corp. Savings Plan as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1999, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.
These supplemental schedules are the responsibility of the Plan's Administrative Committee. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                           ERNST & YOUNG LLP
June 5, 2000

          Report of Independent Public Accountants


To the Administrative Committee of
Enron Corp. Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Enron Corp. Savings Plan as of December 31, 1998. This financial statement is the responsibility of the Administrative Committee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Enron Corp. Savings Plan as of December 31, 1998, in conformity with generally accepted accounting principles.



                                        ARTHUR ANDERSEN LLP


Houston, Texas
June 18, 1999


                  ENRON CORP. SAVINGS PLAN
       STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                              DECEMBER 31,
                                           1999          1998
Assets
Receivables:
  Participant contributions         $            -   $  2,453,335
  Employer contributions                         -        301,968
  Rollover contributions                         -         76,913
  Income receivable                        548,693        575,680
  Sales outstanding                      6,052,063        992,235
Total receivables                        6,600,756      4,400,131
Investments                          1,620,324,998    745,292,287
Total assets                         1,626,925,754    749,692,418

Liabilities
Cash overdraft                           2,885,417              -
Purchases outstanding                      689,456              -
Total liabilities                        3,574,873              -
Net assets available for benefits   $1,623,350,881   $749,692,418


The accompanying notes are an integral part of the financial statements.


                  ENRON CORP. SAVINGS PLAN
  STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
            FOR THE YEAR ENDED DECEMBER 31, 1999


Additions:
  Employer contributions                 $   11,665,295
  Participant contributions                  45,632,855
  Rollover contributions                     42,790,683
  Net appreciation in fair value
   of investments                           297,373,081
  Interest and dividend income               29,170,609
Total additions                             426,632,523

Deductions:
  Benefits paid to participants             109,954,008
  Administrative expenses                     1,153,149
  Other expenses                              3,220,166
Total deductions                            114,327,323

Other changes in net assets:
  Transfers from other qualified plans     561,353,263

Net increase                                873,658,463

Net assets available for benefits at:
  Beginning of year                         749,692,418
  End of year                            $1,623,350,881


The accompanying notes are an integral part of the financial statements.


                  ENRON CORP. SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS
                      DECEMBER 31, 1999


1. Description of the Plan

The following description of the Enron Corp. Savings Plan
(the "Plan") provides only general information.
Participants should refer to the Plan document for a more complete description of the Plan's provisions. A copy of the Plan document is available from Enron Corp. and its participating employers (collectively, the "Company").

General

The Plan is a tax-qualified defined contribution pension plan established for the benefit of certain full-time and part-time employees of the Company, subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is intended to meet the requirements for qualification under section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"). Eligible employees may participate in the Plan the first day of the month coincident with or following their date of employment.

As of August 16, 1999, Enron Oil & Gas Company ("EOG") changed its name to EOG Resources, Inc., and is no longer a participating employer. Therefore, all contributions from EOG employees and Company matching contributions ceased as of that date. All account balances relating to EOG employees remained in the Plan as of December 31, 1999.

Transfers From Other Qualified Plans

Effective July 1, 1999, the Portland General Holdings, Inc.
Retirement Savings Plan was merged into the Plan.
Approximately $546 million in net assets were transferred into the Plan related to this merger.

Also in 1999, approximately $15 million of net assets were transferred from qualified plans of businesses acquired, including the Koch General Holdings, Inc. Retirement Savings Plan,
OmniComp, Inc. Salary Savings Plan, Cogen Technologies
401(k) Savings Plan and The Bentley Company 401(k) Plan.

Participant Contributions

Prior to July 1, 1999, participants could contribute from 1% to 14% of their eligible base pay in any combination of before-tax salary deferrals or after-tax contributions subject to certain limits prescribed by the Code. Effective July 1, 1999, they may contribute from 1% to 15%.

Participants may also roll over amounts representing distributions from other qualified plans. During 1999, participants in the Plan transferred approximately $29.8 million as direct rollovers from the Enron Corp. Employee
Stock Ownership Plan to the Plan.

Participants may direct the investment of their contribution accounts in 1% increments into any combination of funds offered by the Plan. Effective July 1,1999, participants may also elect self-directed brokerage accounts subject to certain restrictions, as defined by the Plan.

Company Contributions

In 1999, the Company matched 50% of participant before-tax contributions up to a maximum of 4% of eligible compensation for most participants. In plan years beginning after 1999, the Company will match 50% of all participant before-tax contributions, with the exception of certain of Portland General's eligible bargaining unit employees, up to a maximum of 6% of base pay. Portland General eligible bargaining unit employees that were born before 1957 and were employed before January 1, 1999 may participate in either retirement program A or B, while bargaining unit employees employed after January 1, 1999 may participate in program B only. For those participants in program A, the Company matches 100% of before-tax contributions up to a maximum of 6% of eligible base pay. For those participants in program B, the Company matches 100% of before-tax contributions in excess of 5%, but not in excess of 10% of eligible base pay, and the Company contributes an additional 5% of base pay.

Effective July 1, 1999, Company contributions were no longer made for field hourly construction workers.

All Company contributions, except the additional 5% contribution for Portland General participants in retirement program B and matching contributions for EOG participants, are invested in the Enron Corp. Stock Fund. Until August 16, 1999, participants who were employees of EOG had the option of having their Company contributions invested in the Enron Corp. Stock Fund, EOG Common Stock, or any combination of the two. At age 50, participants may elect to reallocate their Company contributions among the other investment options.

Vesting

Participants are immediately 100% vested in their voluntary contributions plus actual earnings thereon. Eligible employees hired prior to July 1, 1999 are 100% vested in their Company contributions and actual earnings thereon. Eligible employees hired on or after July 1, 1999 become 100% vested in their Company contributions after completing one year of service. Participants automatically become 100% vested regardless of length of service i) upon reaching age 65, ii) becoming totally and permanently disabled or iii) upon death while an employee. Forfeited amounts of nonvested accounts are used to reduce future Company matching contributions or administrative expenses of the Plan.

Withdrawals and Participant Loans

Participants may receive a distribution of the vested balance in their account due to termination of service, death, total and permanent disability or retirement.
Account balances less than $5,000 will be paid out as a lump sum distribution. Account balances over $5,000 may be received in the form of an annuity or lump sum distribution.

Active participants may receive in-service withdrawals or hardship withdrawals subject to limitations defined by the Plan.

Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lessor of $50,000 or 50% of the borrower's vested account balance. Participants may have no more than one loan outstanding at any time. Loan terms may not exceed 5 years, except for loans used for the purchase of a primary residence which may not exceed 15 years. Loan interest is based on prime plus 1% at the time the loan is issued. Principal and interest are repaid ratably through payroll deductions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United
States.  Benefit payments are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Short-term investments are stated at cost, which approximates fair value. Investments in common and preferred stock and mutual funds are stated at fair value, based on quotations obtained from national securities exchanges. Investments in common collective funds are based on quoted market values as determined by the issuer based on the fair value of the underlying investments. The investment contracts with insurance companies are fully benefit-responsive and, therefore, are recorded at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate less funds used to pay benefits and expenses. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

Risk and Uncertainties

The Plan provides for various investments in common and preferred stock, short-term investments, mutual funds, investment contracts and other investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participant account balances.

3. Investments

Individual investments that represent 5% or more of the Plan's net assets at each date are as follows:

                                          December 31,
                                      1999           1998

*Enron Corp. Common Stock        $662,118,399   $311,122,953
*Enron Corp. Cumulative Second
  Preferred Convertible Stock      84,813,050     54,531,208
*EOG Common Stock                           -     38,891,298
Fidelity Equity Income Fund        43,159,461     45,138,000
Fidelity Growth & Income Fund      54,925,898     55,860,283

*Includes both participant-directed and nonparticipant-directed amounts.

During 1999, the Plan's investments (including investments bought, sold and held during the year) appreciated
(depreciated) in value as follows:


Common and preferred stock                    $223,268,976
Mutual funds                                    74,141,250
Other investments                                  (37,145)
                                              $297,373,081

Enron Corp. Stock Fund

The Enron Corp. Stock Fund holds shares of Enron Corp.
Cumulative Second Preferred Convertible Stock ("Preferred
Stock") in addition to Enron Corp. Common Stock ("Common
Stock").  The Preferred Stock is convertible into Common
Stock at a fixed rate of 27.304 common shares for each preferred share. Participants in the Enron Corp. Stock Fund receive an equivalent annual preferred stock dividend in an amount equal to the higher of $10.50 per share or the equivalent dividend that would be paid if shares of the Preferred Stock were converted to Common Stock.
Distributions from the Enron Corp. Stock Fund are made in shares of Common Stock or cash.

Fixed Income Fund

The Fixed Income Fund (the "FIF") invests in guaranteed investment contracts ("GICs"), synthetic investment contracts ("SICs") and mutual funds. The GICs are promises by a bank or insurance company to repay principal plus accrued income at contract maturity, subject to the credit worthiness of the issuer. SICs differ from GICs in that the assets supporting the SICs are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant directed transactions to be made at contract value. Wrapper contracts are valued as the difference between the fair value of the supporting assets and contract value. The assets supporting the SICs are comprised of common collective funds and mutual funds with fair values of approximately $85 million and $34 million at December 31, 1999 and 1998, respectively. The contract value of the SICs at December 31, 1999 and 1998 is $89 million and $32 million, respectively.

Interest crediting rates on the GICs in the FIF are generally determined at the time of purchase and do not vary throughout the duration of the contract. Interest crediting rates on the SICs are reset quarterly based on the yield to maturity and expected cash flow over the life of each SIC's supporting assets. At December 31, 1999 and 1998, the interest crediting rates ranged from 5.16% to 6.67% and 5.21% to 7.33%, respectively.

For the years ended December 31, 1999 and 1998, the aggregate average annual yield for the investment contracts in the FIF was 6.30% and 6.36%, respectively. At December
31, 1999 and 1998, fair value of the GICs approximated the contract value. Withdrawals of the FIF's assets not in compliance with the investment contracts' provisions are subject to certain penalties.

4. Stock Funds

The Enron Corp. Stock Fund and the EOG Stock Fund include both participant and nonparticipant-directed net assets.
Information about the net assets and the significant components of the changes in net assets relating to these funds is as follows:


                                            December 31,
                                         1999          1998

Net assets:
  Enron Corp. Common Stock           $662,118,399   $311,122,953
  Enron Corp. Cumulative Second
   Preferred Convertible Stock         84,813,050     54,531,208
  EOG Common Stock                              -     38,891,298
  EOG Resources, Inc. Common Stock     25,232,817              -
  Common collective funds               6,817,584      6,802,442
  Accrued income                          292,700        344,854
  Sales outstanding                     6,052,062              -
  Purchases outstanding                  (689,456)             -
                                     $784,637,156   $411,692,755

                                               Year Ended
                                            December 31, 1999

Changes in net assets:
  Employer contributions                      $ 11,967,263
  Participant contributions                     11,536,978
  Rollover contributions                        32,171,842
  Interest and dividends                         7,674,184
  Net appreciation in fair value
   of investments                              220,237,942
  Benefits paid to participants                (56,843,121)
  Interfund transfers                          (35,249,826)
  Transfers from other qualified plans         181,449,139
                                              $372,944,401

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 5, 1996, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended and restated since receiving the determination. The Administrative Committee believes the Plan continues to operate in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

6. Subsequent Event

In February 2000, approximately $80 million of net assets relating to participant account and loan balances of active
EOG Resources, Inc. employees on August 16, 1999 were transferred to the EOG Resources, Inc. Savings Plan.

                  ENRON CORP. SAVINGS PLAN
                EIN 47-0255140  PLAN NO. 333
     SHCEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR
                     INVESTMENT PURPOSES
                       AT END OF YEAR
                   AS OF DECEMBER 31, 1999

Identity of Issue, Borrower,
Lessor, or Similar Party       Description of Investment               Cost       Current Value

*Enron Corp.                   14,920,978 shares of common stock   $213,526,733   $662,118,399
*Enron Corp.                   70,000 shares of Cumulative Second
                                Preferred Convertible Stock          20,181,998     84,813,050
*EOG Resources, Inc.           1,436,869 shares of common stock      27,010,624     25,235,012
Fidelity Investments           Equity Income Fund                       **          43,159,461
Fidelity Investments           OTC Fund                                 **          43,389,331
Fidelity Investments           Balanced Fund                            **          13,776,528
Fidelity Investments           Growth & Income Fund                     **          54,925,898
Fidelity Investments           Magellan Fund                            **          52,053,300
Fidelity Investments           Growth Company Fund                      **          66,095,259
Fidelity Investments           Overseas Fund                            **          15,458,389
Morgan Stanley Dean Witter     International Equity Portfolio           **          12,843,833
Morgan Stanley Dean Witter     Stable Value II                          **          12,516,405
Morgan Stanley Dean Witter     Institutional Fund                       **          69,122,005
*Northern Trust Company        Short-Term Investment Fund               **           8,817,585
SEI Trust Company              Stable Asset Fund                        **          23,104,191
The Vanguard Group             Growth Portfolio                         **          59,471,031
The Vanguard Group             Conservative Growth Portfolio            **          15,100,126
The Vanguard Group             Moderate Growth Portfolio                **          56,542,215
The Vanguard Group             Index Trust 500 Portfolio                **          17,371,492
The Vanguard Group             Windsor II Fund                          **          39,338,566

John Hancock Mutual Life
 Insurance Company             Investment contract #7374,
                                6.49%, maturing 3/31/00                 **           4,291,034
John Hancock Mutual Life
 Insurance Company             Investment contract #14447,
                                6.10%, maturing 12/15/03                **           6,367,033
PIMCO                          Total Return Fund                        **           5,751,540
T. Rowe Price                  Small Cap Fund                           **          20,858,406
Principal Mutual Life
 Insurance Company             Investment contract #4-20383,
                                6.30%, maturing 9/18/00                 **           5,192,126
Sun Life of Canada             Investment contract #S-0885-G,
                                5.42%, maturing 6/30/00                 **          11,731,504
Transamerica Life              Investment contract #51362-00,
                                6.10%, maturing 12/15/01                **              38,784
Allstate Insurance Company     Investment contract #5926P,
                                5.66%, maturing 12/31/01                **           4,326,667


                  ENRON CORP. SAVINGS PLAN
                EIN 47-0255140  PLAN NO. 333
     SHCEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR
                     INVESTMENT PURPOSES
                 AT END OF YEAR (CONTINUED)
                   AS OF DECEMBER 31, 1999

Identity of Issue, Borrower,
Lessor, or Similar Party       Description of Investment               Cost       Current Value

Allstate Insurance Company     Investment contract #6229,
                                7.17%, maturing 12/14/04           $    **        $  6,018,240
GE Life & Annuity Assurance
 Company                       Investment contract #3322,
                                6.54%, maturing 12/15/02                **           5,145,259
John Hancock Mutual Life
 Insurance Company             Investment contract #9600P,
                                6.06%, maturing 6/1/01                  **           5,025,047
Monumental Insurance Company   Investment contract #ADA00757FRP,
                                6.32%, maturing 12/22/00                **           6,589,960
New York Life Insurance
 Company                       Investment contract #30505P,
                                6.67%, maturing 6/30/00                 **           5,236,073
New York Life Insurance
 Company                       Investment contract #31036,
                                6.82%, maturing 6/14/02                 **          32,665,985

CDC Financial                  Synthetic contract wrapper
                                #1032-01-P, 5.48%                       **             715,102
PIMCO                          Low Duration Fund                        **          10,234,021
PIMCO                          Total Return Fund                        **           6,270,666
                                                                                    17,219,789

Transamerica Life Insurance
 Company                       Synthetic contract wrapper
                                #76644-P, 6.54%                         **           1,036,755
*UAM Trust Company             Dwight Target 2 Fund                     **           7,061,679
*UAM Trust Company             Dwight Target 5 Fund                     **          22,779,891
                                                                                    30,878,325


                  ENRON CORP. SAVINGS PLAN
                EIN 47-0255140  PLAN NO. 333
     SHCEDULE H, LINE 4(i) - SCHEDULE OF ASSETS HELD FOR
                     INVESTMENT PURPOSES
                 AT END OF YEAR (CONTINUED)
                   AS OF DECEMBER 31, 1999

Identity of Issue, Borrower,
Lessor, or Similar Party       Description of Investment               Cost       Current Value

State Street Bank              Synthetic contract wrapper
                                #97053, 5.16%                      $   **         $      933,782
*UAM Trust Company             Dwight Target 2 Fund                    **             17,796,118
                                                                                      18,729,900

Monumental Insurance Company   Synthetic contract wrapper
                                #BDA00390TR, 6.35%                     **              1,092,649
*UAM Trust Company             Dwight Target 5 Fund                    **             21,178,055
                                                                                      22,270,704

*Charles Schwab                Self-directed brokerage accounts(1)     **             16,118,102

*Participant loans             Various maturities and interest
                                rates ranging from 7.00% to 10.50%     **             20,618,444
                                                                                  $1,620,324,998

*Party-in-interest.
**Cost not required for participant-directed investments.
(1) See attached Schedule of Assets prepared by trustee.

                            ENRON CORP. SAVINGS PLAN
                          EIN 47-0255140  PLAN NO. 333
           SHCEDULE H, LINE 4(j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                                                      Current Value of
 Identity of          Description of                                        Cost          Asset on        Net Gain or
Party Involved            Asset        Purchase Price   Selling Price     of Asset    Transaction Date       (Loss)

Category (iii) - Series of transactions in excess of 5% of the current value of Plan assets at the beginning of the plan year for investments with participant and non-participant directed transactions.

Enron Corp.           Common Stock
                       Purchases         $84,222,495     $          -   $84,222,495     $ 84,222,495      $         -
                       Sales                       -      110,080,950    29,247,387      110,080,950       80,833,563

Enron Oil & Gas Co.   Common Stock
                       Purchases          25,327,462                -    25,327,462       25,327,462                -
                       Sales                       -       47,915,395    44,294,845       47,915,395        3,620,550

EOG Resources, Inc.   Common Stock
                       Purchases          22,341,466                -    22,341,466       22,341,466                -
                        Sales                      -       17,179,747    17,333,946       17,179,747         (154,199)

                 SELF-DIRECTED BROKERAGE ACCOUNTS
                       SCHEDULE OF ASSETS

Description of Investment                  Current Value

Enron Capital LLC 8% Cumulative
 Guaranteed Monthly Income
 Preferred Shares                          $    93,250
ADC Telecommunications, Inc.                    19,302
ACTV, Inc.                                       9,138
Citigroup, Inc.                                 36,727
Action Performance Companies, Inc.               9,200
Acclaim Entertainment, Inc.                     33,313
Acceptance Insurance Companies, Inc.             5,813
AT&T                                            41,110
Advance Optic Electronics Inc.                   5,075
Advance Tissue Sciences Inc.                     1,250
Advisors Inner Circle Funds                      4,650
Agilent Technologies, Inc.                      23,194
AK Air Group Inc.                                2,634
Allegiance Telecom, Inc.                         4,613
AltiGen Communications, Inc.                     1,031
America Online Inc.                             98,521
Amazon.com                                       2,664
Twentieth Century Emerging Markets              10,464
Amerindo Technology Fund                         2,845
Ameritrade Holding Corp                          7,591
Amgen, Inc.                                     18,019
Ampex Corporation                                1,563
Analog Devices, Inc.                             9,300
Apple Computer, Inc.                            10,281
Applied Digital Solutions                        5,625
Applied Micro Circuits Corporation               6,363
Applied Materials                               46,368
Charter Bancshares                               6,563
Ariba Inc.                                      12,416
ARM Holdings plc                               191,500
Bank of America Corp                             2,509
At Home Corporation                              4,288
Auspex Systems, Inc.                            15,375
Autodesk, Inc.                                   6,750
Avis Rent A Car, Inc.                            5,113
BMC Software, Inc.                              31,495
Azurix Corp.                                   170,706
ACT Manufacturing Inc.                          37,500
Internet Pictures Corporation                    1,656
BEA Systems Inc                                 13,988
BE Aerospace, Inc.                              25,313
BEBE Stores, Inc.                                1,620
Bergen Brunswig Corporation                      4,156
Berkshire Hathaway Inc. Class B                267,180
1/10 Berkshire Hathaway Inc.                   112,200
Bidhit.com, Inc.                                 5,250
Bio-Technology General Corp.                     7,625
Boston Communications Group                      1,365
Brightpoint, Inc.                               26,250
Bristol-Myers Squibb Company                     6,419
BroadVision, Inc.                              140,302
Broadcom Corporation                           329,029
CacheFlow Inc.                                   6,534
The Cable & Wireless Group                       5,294
CMGI Inc.                                    1,086,734
Callaway Golf Company                            1,769
Calpine Corp                                    25,600
Catalytica Inc                                   6,781
Ventro Corp                                     19,980
CheckFree Holdings Corporation                   5,225
Chesapeake Energy Corporation                      475
Chevron Corporation                              1,807
Cisco Systems, Inc.                            447,568
CT Holdings, Inc.                                7,078
Citrix Systems, Inc.                           172,200
Cobalt Networks, Inc.                           13,547
The Coca-Cola Company                           13,009
Colorado MEDtech, Inc.                          24,000
Commerce One, Inc.                              76,635
DaimlerChrysler AG                                 626
Compaq Computer Corp                            65,491
Com21, Inc.                                      1,369
Concentric Network                               6,163
Conexant Systems                                16,594
Consolidated Graphics, Inc.                      2,241
Copper Mountain Networks, Inc.                  17,063
Corel Corporation                                1,588
Costco Wholesale Corporation                     9,125
Coulter Pharmaceutical, Inc.                     1,407
Crescent Real Estate Equities Company            3,675
CytoGentix                                       3,250
Cutter & Buck Inc.                              88,980
DII Group                                      141,936
DCH Technology                                   5,936
Target Corp                                      7,354
Dell Computer Corp                             177,123
Digital Island, Inc.                             1,903
Digital Generation Systems                       1,425
Walt Disney Company                              2,925
Dollar General Corp                             29,575
Donaldson, Lufkin & Jenret, Inc.                 3,323
DoubleClick, Inc.                               12,653
Dura Pharmaceuticals, Inc.                       6,969
EMC Corporation                                 43,700
EOG Resources, Inc                              87,813
E*Trade Group, Inc.                              1,306
EarthLink, Inc.                                 12,750
Eastman Kodak Company                            6,625
Egghead.com                                        405
Elan Corp., plc                                  5,900
Elcom International, Inc.                        6,800
Emulex Corporation                              23,625
Emusic.com, Inc.                                 1,025
EOTT Energy Partners                             2,600
Entrust Technologies, Inc.                       5,994
Equinox Systems Inc.                            27,000
eSoft, Inc.                                     29,125
eToys, Inc.                                        919
Euphonix Inc.                                      968
Xcelera.com                                      2,790
Exodus Communications, Inc.                     36,946
Express Scripts, Inc.                           12,800
Extreme Networks, Inc.                           8,350
FedEx Corporation                               12,281
Federal Home Loan Mortgage Corp                  4,706
FelCor Lodging Trust Incorporated               32,238
Fidelity Select Portfolio                       60,276
Fidelity Select Developing
 Communications Portfolio                       57,514
FileNET Corporation                              2,550
Gemstar International Group Limited             60,563
Global Crossing Ltd.                            88,300
Firstar Corporation                                739
Firsthand Funds Technology                       3,050
Ford Motor Co.                                   5,344
Foundry Networks, Inc.                          15,084
Fox Entertainment Group, Inc.                    2,494
Franklin Multi-Income Trust                     14,750
Fremont US Micro Capital Fund                   43,324
Gabelli Asset Fund                               2,432
General Electric Co                            208,913
General Magic Inc                                5,813
General Motors Corp                             19,200
Genesis Microchip Inc                            2,113
Genome Therapeutics Corp                        32,250
Gerber Childrenswear, Inc                        5,000
Geron Corp                                         417
Gillette Co                                    123,563
Global Industries Ltd                              776
Hain Celestial Group Inc                         2,238
Hambrecht & Quist Fund Trust
 IPO & Emerging Company Fund                     8,542
Healtheon/WebMD Corp                             3,750
Helix Technology Corp                           22,406
Home Depot Inc                                  97,709
HomeBase Inc                                     1,225
Homestake Mining Co                              7,813
Humana Inc                                       8,188
Hypertension Diagnostics Inc                    14,375
IPS Millennium Fund                             15,504
Not Found                                       45,313
Loral Space & Communications Ltd                 4,863
InfoSpace Inc                                    5,350
Informix Corp                                    2,275
Inktomi Corp                                     6,656
Inprise Corp                                     3,319
Intel Corp                                      72,358
Interactive Technologies                        14,642
Integrated Silicon Solution Inc                  3,313
InterDigital Communications Corp                88,125
Intermagnetics General Corp                      8,750
Interliant Inc                                  13,000
International Business Machines                 43,200
Interphase Corp                                 10,563
Internet Capital Group Inc                      22,100
Internet Fund Inc                               43,214
Intervu Inc                                      2,625
INVESCO Fund Inc                                28,118
INVESCO Fund Inc                                 3,173
Ivax Corp                                        7,725
Ixnet Inc                                        9,038
JDS Uniphase Corp                               50,975
JNI Corp                                        14,190
Jabil Circuit Inc                               73,000
Janus Fund Inc                                 253,420
Janus Olympus Fund                               6,328
Janus Mercury Fund                              67,776
Janus Worldwide Fund                            40,256
Janus Growth & Income Fund                      32,952
Janus Global Life Science Fund                   2,000
Janus Global Technology Fund                    30,191
Johnson & Johnson Inc                           20,521
Juno Online Services Inc                           431
K Mart Corp                                      4,025
Keane Inc                                        3,175
Kinder Morgan Inc                               43,753
Knight Trading Group Inc                        41,400
Kroger Co                                       38,543
LSI Logic Corp                                  40,500
Landrys Seafood Restaurants Inc                    869
Jacada Ltd                                       5,575
Level 3 Communications, Inc                    188,313
Lifecore Biomedical Inc                         21,125
Eli Lilly and Co                                 3,325
Loch Harris Inc                                  6,360
Lowe's Cos Inc                                  17,925
Lucent Technologies Inc                        121,196
Lycos Inc                                        7,956
MBNA Corp                                        5,450
MIPS Technologies Inc                           10,400
WorldCom Inc                                   181,474
Magainin Pharmaceuticals Inc                     7,250
Maker Communications, Inc                        4,275
Mariner Post-Acute Network Inc                   3,850
Martha Stewart Living Omnimedia Inc              4,800
Matsushita Electric Industrial Co Ltd           27,900
Madge Networks NV                                  475
Merck & Co Inc                                  67,063
Merger Fund                                     74,790
Metromedia Fiber Network Inc                    47,938
Mexico Fund Inc                                 12,944
Microsoft Corp                                 508,096
Micron Technology Inc                           19,438
Millennium Chemicals Inc                         5,925
MiniMed Inc.                                    25,638
Motorola Inc                                    52,863
Munder Funds Inc International
 NetNet Fund                                     5,088
Mylan Laboratories Inc                           5,038
Nasdaq 100 Index Fund                           74,197
Navellier Performance Funds
 Mid Cap Growth Portfolio                      106,575
Navigant Consulting Inc                          6,525
Nevis Fund Inc                                  14,800
NeoMagic Corp                                    3,281
Network Appliance Corp                         418,635
Netmanage Inc                                    2,469
Nokia AB Oyj                                   166,060
Nortel Networks Corp                            45,450
Northern Border Partners LP                    135,700
Novellus Systems Inc                            24,506
NovaMed Eyecare Inc                              6,750
Ocean Energy Inc                                   775
Office Depot Inc                                 5,469
Oracle Corp                                    106,571
PBHG Technology and
 Communications Fund                            28,497
PE Corp (Celera Genomics Group)                  4,023
PMC-Sierra Inc                                  16,031
Parametric Technology Corp                       2,706
PAX World Fund Inc                              85,124
Paychex Inc                                      3,200
JC Penney Company Inc                            3,052
Pfizer Inc                                      97,970
Phone.com Inc                                   11,594
Plains All American Pipeline LP                  2,600
Priceline.Com Inc                                3,553
Private Business Inc                             9,625
ProFunds Ultashort OTC ProFund Fund              1,988
Prosoft Training.com                             3,631
Puma Technology Inc                              9,144
Q Logic Corp                                    15,988
Qualcomm Inc                                   144,775
Quanta Services Inc                              5,650
QWest Communications International Inc           6,450
RS Emerging Growth Fund                         17,035
RCN Corp                                        33,950
RTI International Metals, Inc                    7,500
Rambus Inc                                      94,413
RF Micro Devices Inc                             6,844
RealNetworks Inc                                 9,023
Red Hat Inc                                     31,688
Rentrak Corp                                    10,594
Renaissance Funds IPO Fund                      31,829
Rexall Sundown Inc                               3,094
Reynolds Metals                                 14,252
Rite Aid Corp                                   15,383
T Rowe Price Science & Technology
 Fund Inc                                       40,143
Rydex Series Trust Biotechnology Fund            4,000
Rydex Series Trust Arktos Fund                  29,794
Rydex Series Trust OTC Fund                    392,784
S3 INC COM                                       2,313
Sagent Technology Inc                           29,938
St Jude Medical Inc                              6,138
Schimatic Technologies                             880
Schwab 1000 Fund                                85,370
Charles Schwab Corp                             34,539
Schwab Capital Trust Institutional
 Select S & P 500 Fund                          84,205
Scudder Fund Inc                                15,652
Sears, Roebuck and Co                            9,740
Siebel Systems Inc                               2,184
Sonus Pharmaceuticals Inc                       10,000
Southwest Airlines Inc                          88,902
Spiegel Inc                                        352
Sprint Corp                                      6,731
StarBase Corp                                   21,875
Strong Equity Funds Inc Growth Fund             20,844
Sun Microsystems Inc                           222,710
Sybase Inc                                       8,500
Sycamore Networks Inc                            4,928
Sylvan Learning Systems Inc                      2,600
Synopsys Inc                                     6,675
TCW Galileo Funds Inc Small
 Capital Growth Fund                            30,000
TCW Galileo Funds Inc Aggressive
 Growth Equities Fund                           20,000
TCW Galileo Funds Inc Select
 Equities Fund                                  30,381
Taiwan Semiconductor Manufacturing
 Co Ltd                                         22,500
Radioshack Corp                                  9,838
Tekelec                                          4,500
Tellabs Inc                                      6,419
Tenet Healthcare Corp                           23,500
Texaco Inc                                      27,156
Texas Instruments Inc                           18,503
Third Avenue Value Fund Inc                     23,737
Time Warner Inc                                  3,624
The Titan Corp                                  23,563
Bid.Com International Inc                          503
Tommy Hilfiger Corp                              2,331
Toys R Us Inc                                   86,591
Transaction Systems Architects Inc              56,000
Arbor Fund Golden Oak Small Cap
 Value Fund                                      1,520
Tyco International Ltd                         184,656
UMB Scout Worldwide Fund Inc
 Worldwide Select Fund                          10,173
Uici                                             6,338
Unisys Corp                                      6,388
United Parcel Service Inc                       33,120
United States Cellular Corp                     10,094
Universal Display Corp                           8,375
Va Linux Systems Inc                            30,994
Advanta Corp                                     7,250
Verisign Inc                                    52,508
Veritas Software Corp                            1,431
VerticalNet Inc                                 21,648
Viatel Inc                                       5,363
VISX Inc                                        56,666
Vodafone Airtouch PLC                           17,325
Vivus Inc                                       12,624
Wal-Mart Stores Inc                             16,244
Warburg Pincus Japan Growth Fund Inc             2,629
Warburg Pincus Japan Growth Fund Inc             5,051
Warner-Lambert                                  16,388
Washington Mutual Inc                           13,000
Waste Management Inc                             1,719
Weitz Series Fund Inc Value Portfolio           75,536
Wells Fargo & Co                                 2,628
Wind River Systems Inc                           7,325
World Wrestling Federation
 Entertainment Inc                               1,725
XOMA, Ltd.                                      12,000
Xerox Corp.                                        454
Xilinx Inc.                                     31,828
Yahoo! Inc.                                     43,269
US Bancorp (Delaware)                           47,625
USX - Marathon Group                             2,469
HEALTHSOUTH Corp                                 1,075
Ciena Corp                                      11,500
Bank One Corp                                    9,943
US Treasury Bond                                45,809
Federal Home Loan Bank 6.03% Bond              104,409
Federal Home Loan Bank 7.05% Bond              113,491
Home Federal Bancorp                            79,350
Federal Home Loan Mortgage Corp
 7.25% Bond                                     94,546
FNMA Bond                                       97,922
Enron Corp Bond                                 95,400
Hilton Hotels Corp                              81,884
Lexington GNMA Income Fund Inc                  29,489
R.J. Reynolds Tobacco Holdings Inc              40,361
T Rowe Price Spectrum Income Fund              142,109
Saks Inc Bond                                   38,531
Schwab Charles Family Money Market
 Fund                                        2,274,859
Schwab Value Advanced Money Fund               120,892
Scudder High Yield Bond Fund                    20,060
Janus Flexible Income Fund                     100,369
PaineWebber Group Inc                           48,074
Vanguard Convertible Security Fund Inc          44,995
                                           $16,118,102

                         SIGNATURES



   Pursuant to the requirements of the Securities Exchange
Act of 1934, members of the Administrative Committee have duly caused this annual report to be signed by the undersigned hereunto duly authorized.


ENRON CORP. SAVINGS PLAN


By:  JAMES S. PRENTICE
     Chairman of the Administrative Committee




June 28, 2000

          CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-13397, 33-34796, and 33-52261) pertaining to the Enron Corp. Savings Plan of our report dated June 5, 2000, with respect to the financial statements and schedules of the Enron Corp.
Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1999.

                               ERNST & YOUNG LLP

June 22, 2000
Houston, Texas

          CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



As independent public accountants, we hereby consent to the incorporation by reference of our report included in this Annual Report on Form 11-K of the Enron Corp. Savings Plan into the Company's previously filed Form S-8 Registration Statement Nos. 33-13397 (Enron Corp. Savings Plan), 33-34796 (Enron Corp. Savings Plan) and 33-52261 (Enron Corp. Savings
Plan).



                              ARTHUR ANDERSEN LLP

Houston, Texas
June 22, 2000